Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2015 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2015 Second Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $392.7 million in 2Q15, representing a YoY increase of 40.9%. Gross bookings for Hotels and packages increased by 82.2% in 2Q15.

•	Transactions for Hotels and packages improved by 70.9% YoY in 2Q15. Transactions for air ticketing grew by 39.7% YoY in 2Q15.

•	Revenue rose 25.4% YoY to $60.5 million in 2Q15.

•	Revenue less service costs(2) increased 34.8% YoY to $32.0 million in 2Q15.

•	Revenue less service costs(2) for Hotels and packages increased 75.2% YoY in 2Q15. Hotels and packages contribution increased to 39.5% in 2Q15 versus 30.4% in 2Q14.

Gurgaon, India and New York, October 30, 2014 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended September 30, 2014.

“In the fiscal second quarter of 2015, MakeMyTrip continued to execute towards our long term strategy of hotels and holidays packages growth.” said Deep Kalra, Chairman and Group CEO. “Our ongoing commitment and investments made helped us to achieve high growth rates during the seasonally slow travel quarter and to keep providing MakeMyTrip’s customers the best in class booking experience”.

(in thousands except EPS)	3 months Ended September 30, 2013	3 months Ended September 30, 2014	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$47,394.7	$60,533.8	27.7%	25.4%
Revenue Less Service Costs(2)	$23,309.2	$32,049.2	37.5%	34.8%
Air Ticketing	$15,242.0	$18,231.3	19.6%	16.4%
Hotels & packages	$7,078.3	$12,511.7	76.8%	75.2%
Other	$988.9	$1,306.2	32.1%	29.0%
Results from Operating Activities	($5,883.5)	($3,284.2)
Adjusted Operating Profit (Loss)(3)	($1,539.9)	($318.4)
Loss for the period	($7,523.3)	($4,789.4)
Adjusted Net Profit (Loss) (4)	($2,915.8)	($1,586.4)
Diluted loss per share	($0.20)	($0.11)
Adjusted Diluted Earnings (Loss) per share(4)	($0.08)	($0.04)

Operating Metrics
Gross Bookings(5)	$272,553.8	$392,674.0	44.1%	40.9%
Air Ticketing	$217,692.4	$291,757.9	34.0%	30.4%
Hotels & packages	$54,861.4	$100,916.1	83.9%	82.2%
Number of Transactions
Air Ticketing	1,119.9	1,565.0	39.7%
Hotels & packages	172.6	294.9	70.9%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability in business combination, and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/13	40,142		$12.63	40,142	$24,492,145
04/01/13 – 04/30/13	NIL	$	NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100		$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$	NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$	NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$	NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$	NIL	NIL	$24,490,893
10/01/13 – 10/31/13	NIL	$	NIL	NIL	$24,490,893
11/01/13 – 11/30/13	NIL	$	NIL	NIL	$24,490,893
12/01/13 – 12/31/13	NIL	$	NIL	NIL	$24,490,893
01/01/14 – 01/31/14	NIL	$	NIL	NIL	$24,490,893
02/01/14 – 02/28/14	NIL	$	NIL	NIL	$24,490,893
03/01/14 – 03/31/14	NIL	$	NIL	NIL	$24,490,893
04/01/14 – 04/30/14	NIL	$	NIL	NIL	$24,490,893
05/01/14 – 05/31/14	NIL	$	NIL	NIL	$24,490,893
06/01/14 – 06/30/14	NIL	$	NIL	NIL	$24,490,893
07/01/14 – 07/31/14	NIL	$	NIL	NIL	$24,490,893
08/01/14 – 08/31/14	NIL	$	NIL	NIL	$24,490,893
09/01/14 – 09/30/14	NIL	$	NIL	NIL	$24,490,893

Total	40,242		$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of September 30, 2014, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2015 Second Quarter Financial Results

Revenue. We generated revenue of $60.5 million in the quarter ended September 30, 2014, an increase of 27.7% (25.4% in constant currency) over revenue of $47.4 million in the quarter ended September 30, 2013.

Air Ticketing. Revenue from our air ticketing business increased by 13.8% (10.8% in constant currency) to $18.4 million in the quarter ended September 30, 2014 from $16.2 million in the quarter ended September 30, 2013. Our revenue less service costs increased by 19.6% (16.4% in constant currency) to $18.2 million in the quarter ended September 30, 2014 from $15.2 million in the quarter ended September 30, 2013. This was primarily due to an increase in gross bookings of 34.0% (30.4% in constant currency) and a 39.7% increase in the number of transactions year over year, partially offset by a decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 7.0% in the quarter ended September 30, 2013 to 6.2% in the quarter ended September 30, 2014. The transaction growth in the fiscal second quarter of fiscal year 2015 was largely driven by special fares offered by Indian domestic carriers.

Hotels and Packages. Revenue from our hotels and packages business increased by 35.0% (33.1% in constant currency) to $40.8 million in the quarter ended September 30, 2014, from $30.2 million in the quarter ended September 30, 2013. Our revenue less service costs increased by 76.8% (75.2% in constant currency) to $12.5 million in the quarter ended September 30, 2014 from $7.1 million in the quarter ended September 30, 2013. This was due to an increase in gross bookings of 83.9% (82.2% in constant currency) and a 70.9% increase in the number of transactions year over year, partially offset by decrease in net revenue margin from 12.9% in the quarter ended September 30, 2013 to 12.4% in the quarter ended September 30, 2014. The transaction growth in this segment was driven by improved customer experience and range of offering for our domestic customers and also growth in international bookings aided by the acquisition of Easytobook Group in February 2014.

Other Revenue. Our other revenue increased to $1.3 million in the quarter ended September 30, 2014 from $1.0 million in the quarter ended September 30, 2013, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 37.5% (34.8% in constant currency) to $32.0 million in the quarter ended September 30, 2014 from $23.3 million in the quarter ended September 30, 2013, primarily as a result of a 76.8% (75.2% in constant currency) increase in our hotels and packages revenue less service costs and a 19.6% (16.4% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses decreased to $10.3 million in the quarter ended September 30, 2014 from $10.7 million in the quarter ended September 30, 2013. This decrease was on account of lower employee share-based compensation costs in the quarter ended September 30, 2014 which was partially offset by annual increase in wages, and consolidation of the Easytobook Group acquired in February 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 4.4 percentage points year over year.

Other Operating Expenses. Other operating expenses increased by 36.7% to $23.5 million in the quarter ended September 30, 2014 from $17.2 million in the quarter ended September 30, 2013, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, increases in payment gateway charges and outsourcing fees in line with the growth in our business and the consolidation of the Easytobook Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $3.3 million in the quarter ended September 30, 2014 as compared to a loss of $5.9 million in the quarter ended September 30, 2013. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both quarters ended September 30, 2014 and 2013, we would have recorded an operating loss of $0.3 million in the quarter ended September 30, 2014 as compared with an operating loss of $1.5 million in the quarter ended September 30, 2013.

Net Finance Income (Costs). Our net finance cost was $1.5 million in the quarter ended September 30, 2014 as compared to a net finance cost of $1.6 million in the quarter ended September 30, 2013, primarily due to higher interest income earned on bank deposits and offset by higher foreign exchange loss in the quarter ended September 30, 2014.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2014 was $4.8 million as compared to a loss of $7.5 million in the quarter ended September 30, 2013. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, income tax benefit (expense) for the second quarter of both fiscal years 2015 and 2014, we would have recorded a net loss of $1.6 million in the quarter ended September 30, 2014 and a net loss of $2.9 million in the quarter ended September 30, 2013.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.11 for the quarter ended September 30, 2014 as compared to diluted loss per share of $0.20 in the quarter ended September 30, 2013. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, income tax benefit (expense) for the second quarter of both fiscal years 2015 and 2014, as mentioned in the preceding paragraph, diluted loss per share would have been $0.04 in the quarter ended September 30, 2014, compared to diluted loss per share of $0.08 in the quarter ended September 30, 2013.

Fiscal Year 2014-15 Outlook

The results achieved in the fiscal first half of 2015 across all our major lines of business from an improving domestic travel market, increases our confidence that we will be able to deliver on our strategic and financial targets for fiscal 2015. We are therefore revising the range of our fiscal year 2015 annual revenue less service cost guidance with a growth of 28%-30%, which is in the range of $136 million to $138 million.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2014 beginning at 10:00 a.m. EDT on October 30, 2014. To participate, please dial +1-877-280-4962 from within the U.S. or +1-857-244-7319 from any other country. Thereafter, callers will be prompted to enter the participant passcode 57514310. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-888-286-8010 and using passcode 98395694. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares by the shareholders, severance cost related to a prior acquisition, direct cost related to public offerings, net change in value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 6, 2014, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 15,500 hotels and guesthouses in India, more than 180,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2014	As at September 30, 2014
	(in USD)
Assets
Property, plant and equipment	8,532,640	8,593,306
Intangible assets and goodwill	39,240,542	37,681,913
Trade and other receivables, net	982,585	886,479
Investment in equity-accounted investee	1,122,594	1,041,660
Other investments	3,973,363	4,136,758
Term deposits	75,656,254	71,796,215
Non-current tax assets	6,515,244	7,457,566
Other non-current assets	476,326	515,434

Total non-current assets	136,499,548	132,109,331

Inventories	515,663	2,212,863
Current tax assets	2,183,841	2,138,488
Trade and other receivables, net	28,373,066	24,930,220
Term deposits	29,513,593	31,790,325
Other current assets	34,739,530	40,964,659
Cash and cash equivalents	38,011,775	35,770,438

Total current assets	133,337,468	137,806,993

Total assets	269,837,016	269,916,324

Equity

Share capital	20,836	20,909
Share premium	238,423,499	240,384,528
Reserves	(1,481,871)	(812,888)
Accumulated deficit	(81,806,068)	(90,564,628)
Share based payment reserve	20,092,179	23,641,120
Foreign currency translation reserve	(13,663,555)	(14,757,828)

Total equity attributable to equity holders of the Company	161,585,020	157,911,213
Non-controlling interest	714,505	647,058

Total equity	162,299,525	158,558,271

Liabilities
Loans and borrowings	203,108	286,869
Employee benefits	963,176	1,103,939
Deferred revenue	2,353,593	2,752,230
Deferred tax liabilities	277,096	250,800
Other non-current liabilities	7,667,666	6,601,356

Total non-current liabilities	11,464,639	10,995,194

Loans and borrowings	115,005	140,427
Trade and other payables	86,213,527	92,406,549
Deferred revenue	1,336,238	2,472,572
Other current liabilities	8,408,082	5,343,311

Total current liabilities	96,072,852	100,362,859

Total liabilities	107,537,491	111,358,053

Total equity and liabilities	269,837,016	269,916,324

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended September 30,		For the six months ended September 30,
	2013	2014	2013	2014
	(in USD)
Revenue
Air ticketing	16,167,665	18,406,372	31,386,369	34,881,571
Hotels and packages	30,238,140	40,821,194	91,285,563	118,085,397
Other revenue	988,868	1,306,187	1,886,634	2,410,781

Total revenue	47,394,673	60,533,753	124,558,566	155,377,749

Other income	33,718	447,446	143,804	730,317

Service cost
Procurement cost of hotel and packages services	23,159,820	28,309,524	73,348,263	87,700,875
Cost of air tickets coupon	925,679	175,053	1,890,692	175,053
Personnel expenses	10,715,275	10,346,110	20,515,242	21,140,437
Other operating expenses	17,208,352	23,515,286	37,660,197	49,782,937
Depreciation and amortization	1,302,765	1,919,390	2,619,160	3,954,922

Results from operating activities	(5,883,500)	(3,284,164)	(11,331,184)	(6,646,158)

Finance income	386,609	771,443	1,480,979	1,508,364
Finance costs	2,000,084	2,226,133	6,633,134	3,510,018

Net finance costs	(1,613,475)	(1,454,690)	(5,152,155)	(2,001,654)

Share of loss of equity-accounted investee	(42,196)	(51,652)	(92,392)	(80,934)

Loss before tax	(7,539,171)	(4,790,506)	(16,575,731)	(8,728,746)
Income tax benefit (expense)	15,847	1,138	(38,851)	(24,607)

Loss for the period	(7,523,324)	(4,789,368)	(16,614,582)	(8,753,353)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(1,114,365)	(1,031,426)	(3,286,018)	(1,099,215)
Net change in fair value of available-for-sale financial assets	(453,497)	121,034	(949,873)	163,395

	(1,567,862)	(910,392)	(4,235,891)	(935,820)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	67,667	(79,914)	67,667	(79,914)

Other comprehensive loss for the period, net of tax	(1,500,195)	(990,306)	(4,168,224)	(1,015,734)

Total comprehensive loss for the period	(9,023,519)	(5,779,674)	(20,782,806)	(9,769,087)

Loss attributable to:
Owners of the Company	(7,452,010)	(4,744,972)	(16,593,842)	(8,690,848)
Non-controlling interest	(71,314)	(44,396)	(20,740)	(62,505)

Loss for the period	(7,523,324)	(4,789,368)	(16,614,582)	(8,753,353)

Total comprehensive loss attributable to:
Owners of the Company	(8,953,881)	(5,729,883)	(20,759,020)	(9,701,640)
Non-controlling interest	(69,638)	(49,791)	(23,786)	(67,447)

Total comprehensive loss for the period	(9,023,519)	(5,779,674)	(20,782,806)	(9,769,087)

Loss per share
Basic	(0.20)	(0.11)	(0.44)	(0.21)
Diluted	(0.20)	(0.11)	(0.44)	(0.21)

Weighted average number of shares
Basic	37,666,681	41,788,240	37,642,706	41,737,823
Diluted	37,666,681	41,788,240	37,642,706	41,737,823

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
	(In USD)
Balance as at April 1, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(8,690,848)	—	—	(8,690,848)	(62,505)	(8,753,353)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(1,094,273)	(1,094,273)	(4,942)	(1,099,215)
Net change in fair value of available-for-sale financial assets	—	—	—	163,395	—	—	—	163,395	—	163,395
Remeasurement of defined benefit (asset) liability	—	—	—	—	(79,914)	—	—	(79,914)	—	(79,914)

Total other comprehensive income (loss)	—	—	—	163,395	(79,914)	—	(1,094,273)	(1,010,792)	(4,942)	(1,015,734)

Total comprehensive income (loss) for the period	—	—	—	163,395	(8,770,762)	—	(1,094,273)	(9,701,640)	(67,447)	(9,769,087)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	5,165,685	—	5,165,685	—	5,165,685
Issue of ordinary shares on exercise of share based awards	73	1,698,303	—	—	—	(1,604,542)	—	93,834	—	93,834
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	12,202	(12,202)	—	—	—	—

Re-issue of own shares to settle the financial liability	—	262,726	505,588	—	—	—	—	768,314	—	768,314

Total transactions with owners	73	1,961,029	505,588	—	12,202	3,548,941	—	6,027,833	—	6,027,833

Balance as at September 30, 2014	20,909	240,384,528	(20,762)	(792,126)	(90,564,628)	23,641,120	(14,757,828)	157,911,213	647,058	158,558,271

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2013	2014
	(in USD)
Loss for the period	(16,614,582)	(8,753,353)
Adjustments for non-cash items	14,819,944	11,255,593
Change in working capital	(12,510,297)	(993,166)

Net cash generated from (used in) operating activities	(14,304,934)	1,509,075

Net cash generated from (used in) investing activities	10,773,814	(1,411,116)

Net cash generated from (used in) financing activities	(1,028,711)	(1,460,524)

Increase (decrease) in cash and cash equivalents	(4,559,831)	(1,362,565)
Cash and cash equivalents at beginning of the period	35,634,957	38,011,775
Effect of exchange rate fluctuations on cash held	(1,546,181)	(878,771)

Cash and cash equivalents at end of the period	29,528,945	35,770,438

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

								(In USD)
	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014

Revenue	16,167,665	18,406,372	30,238,140	40,821,194	988,868	1,306,187	47,394,673	60,533,753

Less:
Service cost	925,679	175,053	23,159,820	28,309,524	—	—	24,085,499	28,484,577

Revenue less service cost	15,241,986	18,231,319	7,078,320	12,511,670	988,868	1,306,187	23,309,174	32,049,176

								(In USD)
	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014

Revenue	31,386,369	34,881,571	91,285,563	118,085,397	1,886,634	2,410,781	124,558,566	155,377,749

Less:
Service cost	1,890,692	175,053	73,348,263	87,700,875	—	—	75,238,955	87,875,928

Revenue less service cost	29,495,677	34,706,518	17,937,300	30,384,522	1,886,634	2,410,781	49,319,611	67,501,821

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Result from operating activities as per IFRS	(5,883,500)	(3,284,164)	(11,331,184)	(6,646,158)
Add: Employee share-based compensation costs	4,010,111	2,543,281	7,019,490	5,110,685
Add: Direct cost related to registration of shares by shareholders	—	—	114,705	—
Add: Severance cost related to a prior acquisition	—	—	—	637,569
Add: Acquisition related intangibles amortization	333,467	422,529	667,210	846,549

Adjusted Operating Profit (Loss)	(1,539,922)	(318,354)	(3,529,780)	(51,355)

Reconciliation of Adjusted Net Income (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Income (Loss) for the period as per IFRS	(7,523,324)	(4,789,368)	(16,614,582)	(8,753,353)
Add: Employee share-based compensation costs	4,010,111	2,543,281	7,019,490	5,110,685
Add: Direct cost related to registration of shares by shareholders	—	—	114,705	—
Add: Acquisition related intangibles amortization	333,467	422,529	667,210	846,549
Add: Net loss on change in fair value of derivative financial instrument	—	—	203,651	—
Add: Severance cost related to a prior acquisition	—	—	—	637,569
Add: Net change in value of financial liability related to business combination	279,760	238,336	556,479	738,339
Less: Income tax (benefit) expense	(15,847)	(1,138)	38,851	24,607

Adjusted Net Profit (Loss)	(2,915,832)	(1,586,361)	(8,014,196)	(1,395,604)

Adjusted Earnings (Loss) per share
Diluted	(0.08)	(0.04)	(0.21)	(0.03)

	For the three months ended September 30, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	13.8%	35.0%	32.1%	27.7%	19.6%	76.8%	32.1%	37.5%
Impact of Foreign Currency Translation	-3.1%	-1.9%	-3.0%	-2.3%	-3.2%	-1.5%	-3.0%	-2.7%

Constant Currency Growth	10.8%	33.1%	29.0%	25.4%	16.4%	75.2%	29.0%	34.8%

	For the six months ended September 30, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	11.1%	29.4%	27.8%	24.7%	17.7%	69.4%	27.8%	36.9%
Impact of Foreign Currency Translation	2.2%	2.4%	2.5%	2.3%	2.4%	1.8%	2.5%	2.1%

Constant Currency Growth	13.4%	31.7%	30.3%	27.1%	20.0%	71.1%	30.3%	39.0%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended September 30,		For the six months ended September 30,
	2013	2014	2013	2014
	(in thousands, except percentages)
Number of transactions
Air ticketing	1,119.9	1,565.0	2,069.2	2,667.1
Hotels and packages	172.6	294.9	354.6	670.9

Revenue less service cost: (In USD)
Air ticketing	15,242.0	18,231.3	29,495.7	34,706.5
Hotels and packages	7,078.3	12,511.7	17,937.3	30,384.5
Other revenue	988.9	1,306.2	1,886.6	2,410.8

	23,309.2	32,049.2	49,319.6	67,501.8

Gross Bookings (In USD)
Air ticketing	217,692.4	291,757.9	468,748.4	573,832.7
Hotels and packages	54,861.4	100,916.1	139,301.4	251,016.8

	272,553.8	392,674.0	608,049.8	824,849.6

Net revenue margins
Air ticketing	7.0%	6.2%	6.3%	6.0%
Hotels and packages	12.9%	12.4%	12.9%	12.1%

Combined net revenue margin for air ticketing and hotels and packages	8.2%	7.8%	7.8%	7.9%